Exhibit 99.13(c)(1)

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments Inc.

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABERDEEN STANDARD INVESTMENTS U.S. CLOSED-END FUNDS

ANNOUNCE DISTRIBUTION PAYMENT DETAILS

Aberdeen Standard Global Infrastructure Income Fund (“ASGI”)

Aberdeen Asia-Pacific Income Fund, Inc. (“FAX”)

Aberdeen Australia Equity Fund, Inc. (“IAF”)

The India Fund, Inc. ( “IFN”)

(Philadelphia, June 30, 2021) -The above-noted Aberdeen Standard Investments U.S. Closed-End Funds (the “Funds” or individually the “Fund”), today announced that the Funds paid the distributions noted in the table below on June 30, 2021, on a per share basis to all shareholders of record as of June 23, 2021 (ex-dividend date June 22, 2021). These dates apply to the Funds listed below with the exception of the Aberdeen Australia Equity Fund, Inc. (IAF) which paid the distribution on June 30, 2021 to all shareholders of record as of May 21, 2021 (ex-dividend date May 20, 2021).

Ticker	Exchange	Fund	Amount
ASGI	NYSE	Aberdeen Standard Global Infrastructure Income Fund	$0.1083
FAX	NYSE American	Aberdeen Asia-Pacific Income Fund, Inc.	$0.0275
IAF	NYSE American	Aberdeen Australia Equity Income Fund, Inc.	$0.15
IFN	NYSE	The India Fund, Inc.	$0.58

Each Fund has adopted a distribution policy to provide investors with a stable distribution out of current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital.

For the Aberdeen Australia Equity Fund, Inc. (“IAF”), this stock distribution was automatically paid in newly issued shares of the Fund unless otherwise instructed by the shareholder to be paid in cash. Shares of common stock were issued at the lower of the net asset value (“NAV”) per share or the market price per share with a floor for the NAV of not less than 95% of the market price on June 21, 2021. The reinvestment price per share for this distribution was $6.29. Fractional shares were generally settled in cash, except for registered shareholders with book entry accounts at Computershare Investor Services who had whole and fractional shares added to their account.

To have received the Aberdeen Australia Equity Fund, Inc. (“IAF”) quarterly distribution payable in June 2021 in cash instead of shares of common stock, for shareholders who hold shares in “street name,” the bank, brokerage or nominee who holds the shares must have advised the Depository Trust Company as to the full and fractional shares for which they want the distribution paid in cash by June 18, 2021; and for shares that are held in registered form, written notification for the election of cash by registered shareholders must have been received by Computershare Investor Services prior to June 18, 2021.

Under applicable U.S. tax rules, the amount and character of distributable income for each Fund’s fiscal year can be finally determined only as of the end of the Fund’s fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

Each Fund’s estimated sources of the current distribution paid this month and for its current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains **		Net Realized Long-Term Gains		Return of Capital
ASGI	$0.1083	$0.0260	24%	$0.0812	75%	-	-	$0.0011	1%
FAX	$0.0275	$0.0138	50%	-	-	-	-	$0.0137	50%
IAF	$0.1500	$0.0120	8%	-	-	$0.0735	49%	$0.0645	43%
IFN	$0.5800	-	-	$0.0696	12%	$0.5104	88%	-	-

Estimated Amounts of Fiscal Year to Date Cumulative Distributions per Share
Fund	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains **		Net Realized Long-Term Gains		Return of Capital
ASGI	$0.9747	$0.0260	24%	$0.7310	75%	-	-	$0.0097	1%
FAX	$0.2200	$0.1100	50%	-	-	-	-	$0.1100	50%
IAF	$0.4300	$0.0344	8%	-	-	$0.2107	49%	$0.1849	43%
IFN	$1.1600	-	-	$0.1392	12%	$1.0208	88%	-	-

* ASGI has a 9/30 fiscal year end; FAX and IAF have a 10/31 fiscal year end; IFN has a 12/31 fiscal year end.

**includes currency gains.

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported in this notice are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions for the current year will only be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. After the end of each calendar year, a Form 1099-DIV will be sent to shareholders for the prior calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides the Funds’ total return performance based on net asset value (NAV) over various time periods compared to the Funds’ annualized and cumulative distribution rates.

Fund Performance and Distribution Rate Information
Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 05/31/2021 ¹	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV ¹	Cumulative Distribution Rate on NAV ²
ASGI ²	21.44%[3]	5.60%	25.00%	3.73%
FAX ²	5.67%	6.98%	6.34%	4.07%
IFN ²	10.70%	9.69%	6.93%	2.42%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of May 31, 2021.

3 The Fund launched within the past 5 years; the performance and distribution rate information presented reflects data from inception (July 29, 2020) through May 31, 2021.

Fund Performance and Distribution Rate Information
Fund	Average Annual Total Return on NAV for the 5 Year Period Ending 04/30/2021 ¹	Current Fiscal Period’s Annualized Distribution Rate on NAV	Cumulative Total Return on NAV ¹	Cumulative Distribution Rate on NAV ²
IAF [2]	10.82%	9.31%	26.90%	4.49%

1 Return data is net of all Fund expenses and fees and assumes the reinvestment of all distributions reinvested at prices obtained under the Fund’s dividend reinvestment plan.

2 Based on the Fund’s NAV as of April 30, 2021.

Shareholders should not draw any conclusions about a Fund’s investment performance from the amount of the Fund’s current distributions or from the terms of the distribution policy (the “Distribution Policy”).

While NAV performance may be indicative of the Fund’s investment performance, it does not measure the value of a shareholder’s investment in the Fund. The value of a shareholder’s investment in the Fund is determined by the Fund’s market price, which is based on the supply and demand for the Fund’s shares in the open market.

Pursuant to an exemptive order granted by the Securities and Exchange Commission, the Funds may distribute any long-term capital gains more frequently than the limits provided in Section 19(b) under the 1940 Act and Rule 19b-1 thereunder. Therefore, distributions paid by the Funds during the year may include net income, short-term capital gains, long-term capital gains and/or a return of capital. Net income dividends and short-term capital gain dividends, while generally taxable at ordinary income rates, may be eligible, to the extent of qualified dividend income earned by the Funds, to be taxed at a lower rate not to exceed the maximum rate applicable to your long-term capital gains. Distributions made in any calendar year in excess of investment company taxable income and net capital gain are treated as taxable ordinary dividends to the extent of undistributed earnings and profits, and then as a return of capital that reduces the adjusted basis in the shares held. To the extent return of capital distributions exceed the adjusted basis in the shares held, capital gain is recognized with a holding period based on the period the shares have been held at the date such amount is received.

The payment of distributions in accordance with the Distribution Policy may result in a decrease in the Fund’s net assets. A decrease in the Fund’s net assets may cause an increase in the Fund’s annual operating expense ratio and a decrease in the Fund’s market price per share to the extent the market price correlates closely to the Fund’s net asset value per share. The Distribution Policy may also negatively affect the Fund’s investment activities to the extent that the Fund is required to hold larger cash positions than it typically would hold or to the extent that the Fund must liquidate securities that it would not have sold, for the purpose of paying the distribution. Each Fund’s Board has the right to amend, suspend or terminate the Distribution Policy at any time. The amendment, suspension or termination of the Distribution Policy may affect the Fund’s market price per share. Investors should consult their tax advisor regarding federal, state and local tax considerations that may be applicable in their particular circumstances.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. A Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a Fund will achieve its investment objective. Past performance does not guarantee future results.

If you wish to receive this information electronically, please contact Investor.Relations@aberdeenstandard.com

https://www.aberdeenstandard.com/en-us/cefinvestorcenter/fund-centre/closed-end-funds

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